Exhibit 99(a)(6)

[ATARI LETTERHEAD]

September 12, 2008

Dear Atari option holder:

     Several days ago, we sent you a packet providing details about Atari’s offer to purchase your eligible stock options in exchange for a cash payment as described in the offer materials. In response to certain comments from the SEC, we have revised certain of the offer materials. There have been no changes to the economic terms of the offer. If you wish to tender your options, you should submit the enclosed election form, not the withdrawal form. The withdrawal form is to be completed only if you have already tendered your options and you decide to withdraw your tender prior to the expiration of the offer.

     We encourage you to review the revised offer materials. The revised offer materials are also being filed with the Securities and Exchange Commission, and you may access the materials on the Company’s website at www.atari.com under “Atari, Inc. Investor Relations”, “SEC Filings”, and “Schedule TO-I/A” filed on September 12, 2008.

     The Atari Board of Directors has recommended that you tender all of your eligible options. We urge you to return your completed form to us as soon as possible.

     If you have any questions concerning the offer, please contact Kristina Pappa at (212) 726-6500 or Kristina.Pappa@atari.com.

Sincerely,

Jim Wilson Chief Executive Officer and President